Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

June 30, 2011

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Transcript from NYSE Euronext  Presentation at Sandler O’Neill Conference:

CORPORATE PARTICIPANTS

Duncan Niederauer

NYSE Euronext - CEO and Director

Reto Francioni

Deutsche Boerse AG - CEO

CONFERENCE CALL PARTICIPANTS

Richard Repetto

Sandler O'Neill & Partners - Analyst

PRESENTATION

Richard Repetto - Sandler O'Neill & Partners - Analyst

Okay. If we could have you take your seats, please. So, this year has obviously been a different year. So with the continuing with our innovation in a different format is the second joint presentation, which I promised you from this morning.

So we have both the Deutsche Boerse CEO, Reto Francioni, as well as my friend the CEO at the NYSE, Duncan Niederauer. They'll do this joint presentation. I believe there will be plenty of time for Q&A towards the end as well, and there will be a breakout as well. So they are open and willing to communicate with investors here.

I'm not going to go -- I think you all know the deal -- it is a transatlantic merger that certainly all eyes are on, bringing together two very significant and -- a historic transaction that everybody was watching, both from the approval process and, if this gets approved, the execution as well.

And to continue on with our process that we've followed all the way through the conference, we can't end with the last, but the personal attributes of first Duncan -- I've got to go back to the basketball follow shoot. If you've ever seen him shoot, we didn't have the follow shooting contest last night, but every other year, he's -- well, last -- he's been in the finals or has won. So it's a unique capability he has.

Reto, what we've just learned is he's a very expert fly fisherman, is that correct? So they're both tremendous leaders of their exchanges. And it's my pleasure to introduce both Duncan and Reto and the Deutsche Boerse and the New York Stock Exchange. Thank you.

Duncan Niederauer - NYSE Euronext - CEO and Director

(multiple speakers) Go ahead, my friend.

Reto Francioni - Deutsche Boerse AG - CEO

So, thank you very much, Rich, for this kind introduction. Ladies and gentlemen, thank you very much for giving Duncan and me the opportunity today to present our business combination. We will jointly go through the presentation and after that, conduct the Q&A session.

So starting with the first chart, the proposed business combination of New York Stock Exchange, Euronext and Deutsche Boerse, present a unique opportunity for our companies, for our shareholders, and for our clients. It will enable us to create the world's leading exchange organization.

First, it is strategically compelling. Combining the two companies represents a real quantum leap. It will bring two of the world's most renowned and most successful exchange operators together under the same roof.

New York Stock Exchange Euronext is not only one of the world's foremost exchanges for listings, a leading provider in the cash market, and an outstanding derivatives house, but it is also a brand which is recognized like no other. Deutsche Boerse, with its complementary product portfolio, leads the way in derivatives trading, clearing, and risk management, as well as in post-trade operations.

By combining these two firms, we will be creating the world's leading exchange organization. This transaction will make us the world leader in derivatives and risk management; one of the biggest and well-known financial centers for listings worldwide; the leading provider of high-growth technology services and market data, as well as the renowned family of STOXX indices; and the global pioneer in international post-trade services.

Second, the transaction is financially attractive. We expect EUR400 million in annual run rate cost savings and at least EUR150 million in revenue synergies through cross-selling and distribution opportunities as well as new and improved offerings. The transaction is expected to be immediately accretive to adjusted earnings for both New York Stock Exchange Euronext and Deutsche Boerse's shareholders. You will see increased exposure to high-growth derivatives; clearing; risk management; post-rate index and market data activities.

Third, it is delivering value to all stakeholders. Shareholders get leading scale and the diversified full service platform; superior value creation through an enhanced growth profile; and significant synergies. They also have an excellent position to expand in emerging markets and new asset classes. Investors will get deeper, more liquid and transparent markets with simplified global connectivity. Intermediaries will have improved risk management plus cost and capital efficiencies. They will have cross-margin opportunities and more efficient collateral management.

Issuers will have continued confidence that they are listed on the premier global exchange -- the global listing venue of choice with increased visibility and global access. Creditors will benefit from our strong cash flow generation and credit profile. Employees will get a global franchise with a local leadership. They will have enhanced career opportunities.

Given the global reach and scale of our combined companies, it will be, as well, we will be well-positioned to work with regulators to facilitate transparency and standardization of global markets, while at the same time preserving national regulatory models. The combined group serves as a natural partner for harmonization and transparency across jurisdictions, providing stability to the financial system.

With the combination, the current strategies of Deutsche Boerse and New York Stock Exchange Euronext will be accelerated. This will be a transformational deal that will enable us to develop new products and services that will shape the exchange industry for years to come.

The markets are global and participants are looking for a partner that can provide services across the value chain. The combined group will have leading products and services at every link in the value chain -- pre-trade, trade, and post-trade. Whether it's a buy-side customer, a sell-side customer, or an exchange, we will be in a position to provide integrated services no one else can.

Product fit and footprint will be highly complementary. Our clients will have an unparalleled access to markets, products, information, and settlement around the world and around the clock. The combination of both companies will create a world leader in the major asset classes and services.

First, for our derivatives businesses, we are bringing together two complementary businesses in Eurex at New York Stock Exchange Life. Combining these complementary platforms will allow us to deliver innovative products and capital efficiencies to clients, and create a more compelling value proposition for established European benchmark products globally.

Second, the combined cash trading and listing business will create the Exchange Group with one of the deepest pools of liquidity for European and US equities, and it will become the most iconic venue for capital rising in the world, drawing listed companies from around the globe.

Third, the combination of high-growth market data and index businesses, as well as technology services, will create one of the largest capital market technology and data services company in the industry.

We will create leading scale in the exchange industry. At today's market prices, the combined group's market capitalization would be EUR17 billion, excluding synergies. The combined total net revenue based on 2010 amounts to EUR4.1 billion. Together, the pre-synergy EBITDA for both companies amounts to EUR2.1 billion. This makes the combined group the world's largest exchange group in terms of revenues, EBITDA, and operating profit.

Before Duncan moves on with the presentation on our proposed business combination, I'd like to talk about the acquisition of the 15% economic share in Eurex that we have announced earlier this week.

We have signed an agreement with the Swiss Exchange Group, SIX, that will make us the sole owner of the currently jointly-owned

Eurex business. Under the agreement, Deutsche Boerse will receive 100% of all Eurex sales revenue and profits instead of the

85% currently reflected in our accounts. In return, SIX Group will receive EUR295 million in cash and EUR295 million in shares of the combined Deutsche Boerse and New York Stock Exchange Euronext entity.

With this step, we are gaining access to the remaining 15% of Eurex economics at an attractive multiple. The transaction results in a simplification of the Eurex governance and management structure as well as in a reduction of administrative efforts. Furthermore, the post-merger integration of Eurex and New York Stock Exchange Liffe will be simplified.

We are very pleased that we have reached a fair agreement with our Swiss partners that positions Eurex for continued successful development. The agreement is still subject to the formal approval of the Supervisory Board of Deutsche Boerse, and also based on the business combination agreement the Board of Directors of the New York Stock -- Euronext. Both approvals are scheduled for June 16. The timing of the transaction is generally driven by the closing of our merger with New York Stock Exchange Euronext.

As a result of the agreement with SIX, Deutsche Boerse expects an immediate net income accretion after closing of the transaction, which is anticipated in 2012. On a pro forma basis, for the first quarter 2011, the transaction would have resulted in EUR26.1 million incremental sales revenue; EUR17.4 million additional EBIT; and EUR15.0 million higher net income. The net income number includes a preliminary assumption of the EUR2.5 million potential quarterly amortization charge, which is still subject to an assessment of the purchase price allocation.

With this, let me now hand over to Duncan. Duncan, please.

Duncan Niederauer - NYSE Euronext - CEO and Director

Thanks, Reto. I'm going to spend a few minutes just talking about what the combined company looks like; why we're so excited about the combination; and then I'll wrap up with some of the value creation opportunities. And then we'll open it up to a few of your questions. And as Rich said, then have some kind of a breakout session, probably in this room, in fact.

So if you look at this slide first, it just shows, to me, the benefits of diversification. I think we've already proven that the two management teams are more than capable of having the expertise to run multiple businesses. And I think we like the mix of the business, in particular.

So you'll have a business that's roughly one-third of its revenues from the US and a little more than two-thirds from outside of the US. That looks an awful lot like some of our leading issuers, like a GE or a Coca-Cola or a Procter & Gamble, so I think we're in pretty good company there.

In the right-hand side of this slide, if you look at what we're going to be getting -- where we're going to be getting the revenue and profitability from, you can see that on the revenue side, no business accounts for more than 40% of the combined Company's revenue. And our derivatives business, obviously, the strongest business, is not responsible for any more than 45% of the EBITDA for the Company.

So you've got a very diverse business that really goes across the value chain. You've got a leading issuer services and equities business; a leading derivatives and risk management business; a leading data and technology business; and a leading settlement and custody business.

Now, if you go a little deeper in each of these businesses, I think Reto has already touched on the breadth and depth of the derivatives franchise. But I think a couple of highlights here. This will -- putting these two exchanges together, I think, put us in a position to really be the innovator in terms of new product innovation. It puts us in position as a joint enterprise to return meaningful amounts of capital, in the form of netting in the margin balances, to clients at a time when they desperately are going to be focused on capital. There's probably nothing more important to the big customers right now than having capitally-efficient trading strategies. And we will be in a position to deliver that.

We believe the 3 billion number that we've talked about, with the help of -- which was derived with the help of some of our clients looking at the various margins in both clearinghouses now, we think that will prove to be a conservative number, as we introduce potentially newer products, more offsets, portfolio margining, et cetera.

We also think that this will simplify connectivity. So when we talk about operational efficiencies, if you think of a client who now needs to be connected to Liffe and to Eurex, they will now get one connection that will get them to the full suite of derivative products across the globe. And we believe that we also position ourselves to be a very attractive partner for the banks in the OTC space.

Shifting to the cash and listing side, as Reto alluded to, there's going to be no question in issuers' minds that this is the premier listing venue. Whether you look at it from the terms of the company you keep, or the collective market capitalization of the companies listed on the exchanges we'll be operating around the globe, there's no question that we will be the market leader there.

The combined Company will have -- we'll have companies from more than 60 countries listed on our exchanges around the world. And I think, as I mentioned on CNBC this morning, we are competing quite effectively in spite of the amount of issuance coming from Asia. I think the US is competing very effectively, and Europe seems to be improving, as well.

If you think about the cash and listings business in Europe, we will be bringing together the markets that are responsible for roughly two-thirds of the Euro's own GDP. And you will see it puts us in a very good situation against the BATS/TRIAX combo and the LFC/Italy combo. So I think we like where we stand in terms of the cash and listings business as well.

The way we will report going forward is we'll have four segments. So we'll have derivatives; we'll have the cash and listing segment; we'll have the Information Services and Technology Solutions segment; and we'll have the settlement and custody of the Clearstream segment.

So, both companies are extremely well-positioned with complementary portfolios in what we think is a very important growth business. If you took our commercial technology business and data business, and combined that with the technology business and analytics and data business of DB, in 2010 alone, you have a nearly $0.75 billion revenue business. So the $1 billion target we had put out there for ourselves for this business for 2015, you can safely assume to be held at a $1 billion but probably brought in, because in 2011, we'll already be broaching the $800 million mark in this business, it looks like.

So, what we like about this is these are real opportunities for growth. In our mind, if the clients are buying the infrastructure as a service model from us now, with the footprint we currently have as NYSE Euronext, that value proposition gets only more compelling as we go forward. And we think the stock's franchise on the DB side is like nothing we have in our portfolio. And we can really work there with our network to make that a more global business.

Clearstream -- I'm the first to admit it's a business I'm learning a lot about. I have never in my career run a [CSV]-like business. I've run execution businesses; I've run clearing businesses; I've not really run a true back office -- you know, a settlement and custody business. But as we're learning more and more about it, I love the leverage the business has; the interest rates; I love the asset gathering model. And we think, as I'll get into in the revenue synergy discussion shortly, the opportunity for us to introduce clients who we already do business with on the buy-side and sell-side that Clearstream does not, presents a real revenue driver opportunity as well.

Reto hit on a few of these things in his opening slide, but I think just remember, in a business like ours, lots of stakeholders. And as we think about this combination, which we're both doing because we want to do, not because we have to do, we have to take a step back and say, is it the right answer for investors? Is there a value proposition there? Is there one there for intermediaries? Is there one there for issuers? Is there one there for regulators?

From our point of view for investors, if they're interested in transparency and simplified global connectivity, we deliver that. If you're an intermediary, there is no better clearinghouse in terms of real-time risk management than Eurex. And we can deliver the cross-margin benefits we talked about earlier.

The issuers, this is the venue of choice. We already have turned the corner to our issuers. This is not about a place where you list your stock. This is about a place where you find someone to partner with who helps you build your business globally. That may be a consumer brand that wants to raise visibility; that may be a technology company that wants to work with us around the globe in terms of as a technology partner. Whatever form it takes, we are transforming that business, but this is not just a listing venue choice. It's a partnership choice. And it's working. And I think you can see that in our results.

And from the regulators' point of view, clearinghouse with real-time risk management; more stability in the system; more transparency, particularly in Europe, bringing a meaningful part of the Eurozone together; giving people a model for excellence that we can use; and then helping the US and European regulators think about things like harmonization.

Now we've been asked a lot in the last few weeks about the cost synergies and the revenue synergies. So a little bit on the cost synergies. And many of you have seen this slide before.

So when we first announced the deal, we said we thought a conservative target was EUR300 million. And subsequent to that, we put the integration teams together after announcement. They've been working hard together, and I think we're very comfortable that EUR400 million is achievable over the three-year timeframe that we talked about -- 30% by year one; 65% by the end of year two; 100% by the end of year three.

Now a lot of you have also asked for some detail -- okay, that's interesting that you found an extra EUR100 million; can you give us some more details on where it's coming from, so that we can feel that it's as credible as it can be? And I think we owe all of you that.

The biggest difference was really in the technology arena. When they first announced the deal, I think we were both going to be satisfied that if we could migrate to one platform for derivatives; one platform in the technology side for equities, we could probably defer the decision to merge the two.

I think upon further review, we found that it was easier to get to a common trading and clearing architecture than we thought. Now for those of you who have been involved in mergers like this or businesses like this, other than something like, let's say, for example, the name of the Company, very few things are as emotional as what technology platform you're going to use. It's one of these things where everyone takes pride in what they built. And if you're telling them that it's anything other than their system, they're disappointed.

So what we've worked really hard with the teams on is to say, let's just go module by module. How do clients connect to us? What do the trading engines need to look like in each business? What's the right answer on the clearing side? What's the right answer on the post-trade side? What's the right answer on the data center side?

And I think what we're finding is it's going to be a lot easier to get to one common trading and clearing architecture than we thought, because part of the value of putting these two companies together is, for example, we're very proud of our common customer gateway that we think is state-of-the-art that lets clients connect to us around the world. We've concluded that that's generally better than anything DB has.

Conversely, why would we continue to try to build out our own clearinghouse when we're about to partner with the provider of one of the best, if not the best, clearinghouses in the world? So I think some of these decisions have proven to be easier to get to than we thought.

The US data center decision -- pretty easy. Only DB business in the US is [ISC]; having the [ISC] go to Mahwah state-of-the-art data center, good ecosystem there; pretty obvious. The European data center decision yet to be made. We'll be working on that next week, among other things at the offsite we have in London next week with the two management teams.

We found some more costs on the corporate side. We think we can combine the market operations units in Europe that we have in a number of different places now, and consolidate them to one or two locations. And we'd already talked a lot about being able to save money on the expense side with our clearing initiative, because we no longer have to take the step of building out our own clearinghouse.

So I think the path to EUR400 million is pretty clear. And I will assure you that the transparency that we've delivered to investors and the analyst community the last couple of years will continue, as we operate as the new Company.

Now, we all know on the revenue synergies side, it's not quite as obvious, right? If you look at the history of this industry, very rarely have the revenue synergies been delivered. So we're a little less specific on the revenue synergies. Because it's also, in many cases, harder to identify.

Now a majority of the EUR150 million we've talked about, however, will come from the clearing side. And that's pretty straightforward. Right? You think of it right now, we pay money to LCH and to Clearnet to clear. If, in the future, we are not only no longer paying those monies out, but it becomes a revenue source for us as we integrate those businesses, I think we'll be able to point very clearly to the community that that was a revenue synergy on the second half of that.

What we put up on this slide is where might the rest of the revenue synergies come from? And I would say that in each of these columns, none of these is a nine-figure opportunity. None of these is a EUR100 million opportunity. In fact, none of these might even be a EUR50 million opportunity. But I think, collectively, when you add them to the clearing opportunity, I think it's a real possibility.

So one by one, just quickly. In the trading markets, you put Liffe and Eurex together; you deliver the capital efficiencies we're talking about. In my mind, there's no question that the transacting customers will be able to trade more, putting up the same capital they put up today. And we believe there's an opportunity to create some volume growth organically.

In the technology and MD&A businesses, I alluded to this earlier -- if the infrastructure as a service value proposition is resonating with our clients now, it should resonate even more with the formation of Newco, because our network will be at least twice, if not at nearly three times as large, in terms of markets they can be connected to; products to be connected to; investing opportunities to be connected to. So we think that's a pretty big opportunity.

The two companies have a very good and complementary footprint in Asia. And while it's hard to put our finger on what's going on out there, it's a big business for Clearstream already; it's a big business for us and the issuer services business already. We have people in Singapore, Hong Kong, Sydney, Manila, Tokyo, really -- Beijing -- all over the region. And we think it's a real opportunity there.

And lastly, although the governments are moving at different paces around the world, taking the majority stake that DB has in EEX, combining with our NYSE blue assets, it may be a nascent opportunity; but we think with a three to five-year view, it wouldn't surprise us if we've got a real energy, power, electricity, carbon trading, emissions business. We've certainly got the right track laid in the US, Europe, and potentially, soon to come in Asia. And I think that those are examples of some of the opportunities where we think we can extract some revenues over time.

We also get asked a lot about where are we with the regulatory process, where are we with the integration process? Now the regulatory process is right on track. Although we've had a lot going on in the last few months, all the filings have gotten in when we expected them to. And the last filing that we've been working on jointly with the competition authorities in Brussels at the staff level, will be submitted in the next week or two, which keeps us on track for a Phase 1 and completion of Phase 2 review by the end of 2011.

So, all the filings are in. The clocks are ticking where they can tick and the other clocks will be ticking soon. And I think the relationship to date -- very constructive, very cooperative. Our attitude throughout the process is going to be to not move run ahead of them, not make a lot of public statements about what's happening; simply communicate, represent what we're talking about with them as effectively and openly as we can in public when we're asked about it; and just continue to keep the communication lines open.

Right now, we're in almost daily contact with one regulator or another. And we still have a lot of regulatory approvals to get, but everything is moving along right on schedule.

In terms of the voting process, I think everyone is aware our vote is July 7. The DB tender offer expires July 13. That was driven by when the filings were approved in Germany. That's all on pace. The shareholders get it. I think they understand that. And then we will spend the rest of the year getting the requisite regulatory approvals and focusing on integration planning.

Integration planning, if I contrast it to the NYSE Euronext situation that I walked into -- that I'm not sure will go down in history as a model of excellence, necessarily, in the beginning -- you think about it, we're five or six months away from closing this deal. And we've already made significant decisions about leadership of the Company, technology solutions, efficiencies on the clearing side, et cetera. That is far ahead of where most companies would be in a similar situation.

So, right now, we're very focused on the shareholders and the vote. You can safely expect us to get even more focused on integration after the middle of July. And as I said, spend most of our time, the rest of the year, on integration and the regulatory process.

The teams are working very, very well together. We're prepared to make the tough decisions. There's no daylight between the two of us. Anybody who knows us knows we know each other; we like each other; we're sending the same message from the top. And that makes a world of difference, as we know. But I think we're way ahead of schedule, if you compare this deal to other deals that have been done in the industry.

A little bit on value creation. And this is similar to a slide that you would have seen at our annual meeting. And Reto and I used a version of this at the DB Investor Day -- in fact, I think this slide a week or so ago.

So if you simply take the 2011 estimates for both companies, and that was on the back of a very strong first quarter, you talk about the net income impact of us delivering the synergies over time, you begin to see the opportunities for value creation. There's some value creation opportunity in the synergies. Hopefully, if we execute, there's more value creation opportunity in an expanded multiple, as we use the scale to our shareholders' advantage to build a stronger, better company with better operating margins.

And if you simply assume that the two companies will maintain the very shareholder-friendly payout ratio on the dividend side going forward, you can see what the opportunities are in terms of the annual dividends going forward. So I think -- now, some might say, well, that sounds pretty good; will you have the financial flexibility to deliver on that and then some? And the answer, if you look at these next two slides, is clearly yes.

Going back to 2010, we were roughly at 2.2 times debt to EBITDA. DB was at about 1.2. If you turn the clock forward to the present, we will probably end the second quarter -- [Mike], 1.6 on our side, and [Gregor] 1.1? So the blended rate, probably end of the year, we're looking at a 1.3 debt to EBITDA ratio.

Now even doing the Eurex transaction that we talked about in early 2012, and the special dividend that I'll talk about in another slide or two, we still have a very high investment-grade rating; still plenty of financial flexibility. So no one should be concerned that on top of all that, we won't be able to continue to invest in growth; continue to seek other opportunities; and continue to have a very shareholder-friendly dividend payout strategy. It may take the form of buybacks over time, who knows? But you can see these two companies have a history of paying a healthy dividend, doing buybacks when they can; no reason to think that's not going to continue.

This really tells more of the same. If you think about where we're going to end up at the end of the year, we're in regular dialogue with the rating agencies now. They understand what the free cash flow potential of this Company is. I promise you I'll have plenty of flexibility to create value where we can and deliver returns to shareholders.

Reto talked about the Eurex deal, to clean up the 15% ownership with the Swiss and what I think was very well-executed. At the same time, even though we feel great about the momentum we have and you could argue there wasn't really a need to pay a special dividend, we thought it was the right thing to do as a joint management team. We thought the power of saying we're going to be shareholder-friendly, and that we have plenty of financial flexibility, is interesting, but words are words; and at a certain point in time, it's time to take action.

So by announcing these two initiatives at the same day last week, that was purposeful. We discussed them together. And you might argue that a special dividend has really nothing to do with a timely transaction on the Eurex side. We thought it was a good illustration to say, here's two immediate examples, six or seven months ahead of when we'll be operating as a combined company, that will evidence that these aren't just words -- that we mean to deliver.

So think of the special dividend as a short-term shareholder value creation opportunity, and [buying] the last 15% of Eurex as a medium to long-term shareholder value creation opportunity. As I said a minute ago, these two transactions do not have a negative impact on what I'm sure will be a healthy, ongoing dividend policy.

So just to be clear, it's a one-time special dividend. It's EUR2.0 per share to owners of Newco. So if you think about it, the two existing Boards today have made a recommendation that the first act of the new Co-Board, when put together, will be to pay a EUR2.0 special dividend as quickly as feasible after closing.

Now some people might say, well, how do we know they're going to do that? The overwhelming majority of people on the new

Co-Board are people who just made the recommendation on the two predecessor Boards. So I wouldn't have a lot of concern about are they going to accept their own recommendation. In fact, you're looking at two of the Board members of the Newco. So I know we have two votes already for the special dividend, right? So we're doing well already. And we haven't even gone to the polls yet. At least my guys are laughing -- that's a good thing; they've learned well.

So think of this as the first act of the new Co-Board will be to pay the dividend. The second act will be to file the paperwork with the regulatory authorities in Europe to get the ball rolling to close the Eurex transaction. And then we'll be messaging about the ongoing dividend policy and the capital management policy from there.

So lastly, before we open it up to your questions, just a couple more things to reiterate. This is the right transaction at the right time for both organizations. None of us is doing it because we have to; we're doing it because we want to. The two of us have known each other a long time. We've always thought this was the right strategic move. The timing had to be right for both of us, and we thought in the fall of last year that it was. And that's why we were able to move so quickly, because we'd already both thought about this.

And if you think about it, you're bringing together two companies who, three, five, 10 years ago, were very, very different companies -- much more one-dimensional. And now we step into this as two really -- two strong international companies who, together, are going to be even stronger.

If you go back to that slide that Reto showed, you put these assets together, and we will be an important force in the equities business, the derivatives business, the clearing business, the settlement depository business, the analytics business, the Technology Services business. That's a scope and scale that we think is pretty unique in the industry, in an industry where it's hard to be unique. And we think that combination will give us the opportunity to create the compelling value proposition that we're talking about for the shareholders.

So with that, I'll close there, and Rich will open it up to questions. Okay? (multiple speakers) You run the show.

QUESTIONS AND ANSWERS

Richard Repetto - Sandler O'Neill & Partners - Analyst

Duncan and Reto, could you address the Prada listing? I assume you were competing for it -- the listing of Prada on Hong Kong? I assume you were competing for it? Why do you think you didn't get it? And do you think the Newco would have had a better chance due to its global --?

Duncan Niederauer - NYSE Euronext - CEO and Director

Which listing in Hong Kong? I'm sorry.

Richard Repetto - Sandler O'Neill & Partners - Analyst

Prada.

Duncan Niederauer - NYSE Euronext - CEO and Director

Oh, I -- you know, I must tell you, I don't know the combining -- on the margin, it probably would have helped us. But I think you're going to see more global consumer brand companies start to think about their listing opportunities in a different way too, right?

So while we're proud of how international our listing venues are, there is a good example where, if you're Prada, I don't think it's a comment at all on regulations in one jurisdiction or another. I think Hong Kong has got a quite robust set of regulations as well for their listed companies. But there is a consumer brand going to where their biggest growth market is and listing in the region where they think their three to five-year growth opportunity is.

So we frankly didn't really compete for that one. So it's not like we competed and lost. I think the Company just made a decision and said, as a consumer brand, not a bad place to list, given the growth opportunity that was present in that region. So that's

-- I haven't talked to the Company; that's purely speculative on my part.

As a follow-on to that, I do think if the Shanghai market opens up in the next couple of years, I would bet you that you will see several global consumer brands think about having a listing there as well. Because that's such an important target audiences for them, that if one of the reasons you want to list in a venue like that is to be more recognized in the local region, that's a pretty intelligent thing to do.

It's very similar to what the good European consumer brands did in the US -- what, a quarter of century ago. And if you notice, now that it's sort of mission accomplished, they've been migrating back to the home market, right? The home market is more liquid, their brand is well-known; it's not quite as necessary as it was a couple of decades ago. So that didn't surprise me in the slightest. I actually think you'll see more of it.

Unidentified Audience Member

Do you think the European regulators get in the way of this or force you to divest some of this certainly because of the concentration of the derivatives businesses?

Reto Francioni - Deutsche Boerse AG - CEO

Okay, you're talking about the European regulators, I think you're talking anti-trust. And there, let's say, we have, as you have seen, more assets in our new Company -- it's derivatives; it's cash market; it's technology services markets; data analytics; and the post-trade part. So primarily or basically, exclusively, we are dealing with the derivatives area in this matter.

Now some general remarks. I think when US antitrust authorities talk about this issue, they have to bear in mind -- and Duncan and myself, we communicated that very clearly, that they rule or they do the regulation for Europe for the global market or for a market which is already global.

So number two, when you take Liffe and Eurex together, there is almost no overlap, one. And two, the consolidation has already taken place. Because for every product, you have either Liffe or Eurex in the marketplace -- not [inferred]; it's done.

Number three, I think not ever in Europe is said or done about anti-trust against the merger we are planning, and we are realizing is in favor for any or every of our competitors. The biggest one is CME, they run exactly the model we run. Why should anti-trust come in, let's say, punishing, let's say, the European business and giving all the arguments to the CME? They can, they are free to do. We have no influence in the decision, but this is also something they should bear in mind.

And at the very end, the issue -- what is the scope? Is OTC included, yes or no? If OTC is included, we have just another discussion in this area. Then they say it's excluded. So they -- and the very last part is we are talking US/Europe. But I said number one, these markets are global now. They are not talking about Asia. And I'm wondering how Asia will come in this global market. So these general remarks we have to bear in mind whatever the result will be from their side.

By the way, the filing is -- will be finished in two weeks from now. And I think we have all the arguments that really could be communicated. So we feel pretty good about the situation.

Duncan Niederauer - NYSE Euronext - CEO and Director

Yes. And I would just close on that, Larry, by saying, look, we're not -- you're not going to find us getting ahead of them. This transaction is largely about Europe. We're going to answer all their questions. We'll give them all the facts. We're not going to front-run them or speculate about what they might say. But we're going to be prepared to have a very open dialogue in each one of the businesses.

And as you can imagine, some of the reviews are going to be more rigorous than others. But I think these articles in the press are interesting. And some of our competitors are probably hoping that we aren't going to be asked to divest a major business. I view that as a remote or a very, very unlikely possibility.

Unidentified Audience Member

Duncan, when you look at your revenue mix post-closing, with 45% coming from derivatives, vertical side of the business, high-growth, high-margin; another 25% coming from recurring revenue businesses like market data, technology services, what is the opportunity for, in your view, a re-rating of the stock? Given that the derivatives businesses, because of their barriers to entry, tend to trade at higher multiples, and only less than one-third of your revenues are now coming from cash equities?

Duncan Niederauer - NYSE Euronext - CEO and Director

I think that's something we've been working on for a while. And I think both groups suffer maybe from our history -- some people say it's a conglomerate discount. For us, I can -- I'll let Reto answer for the DB side.

I think on the NYX side, we felt for a long time we were getting -- we were trading at an equities multiple because of people's institutional memory, even though the business had changed quite a bit. So, as Rich and many others in the analyst community know, part of our strategy in giving more transparency and showing our results by segment, was designed to illuminate for people that we weren't just a cash equities business any more.

So I think our hope is that if you simply -- if we get very good at outlining for people, here are the four businesses in Newco. Here's how you should think about each of these businesses. Here's how we're running these businesses to make sure it's a group approach, not just a holding company approach.

I think I'm pretty optimistic and that's why that value creation slide -- I would expect that we could see some multiple expansion, because I do believe the multiple reflects some kind of conglomerate discount, either because people don't think we can put it together effectively, or they have some history that these were both companies that have yet to receive the right kind of multiple for the transformation that they've engineered.

But you have similar views on your side?

Reto Francioni - Deutsche Boerse AG - CEO

I have absolutely the same view. One additional point, I think that the post-rate part, I think that's the most undersold asset that we have. And if we think in terms of bottom-line contribution, it's offering the Newco, it will be about a 20% bottom-line contribution. And so for this, let's put it this way -- there is a lot of potential in that.

Richard Repetto - Sandler O'Neill & Partners - Analyst

Okay. More questions?

Duncan, you've self-acknowledged your learning of the settlement in custody business -- a valuable part of the Deutsche Boerse. And you, a couple of times now, talked about the potential synergies of selling -- cross-selling to your customers. So I guess the question is, it is a, I believe, a German bank, considered a German bank and -- or it isn't?

Reto Francioni - Deutsche Boerse AG - CEO

(multiple speakers) It's Luxembourg-based. (multiple speakers) You have to distinguish two businesses -- sorry, Rich, I just put it together.

So one side is custody. This is purely Luxembourg-based. And we have CSDs and ICSDs. And that they are, let's say, Frankfort-based. But -- and bank-Liffe regulated. So it's a combined business consisting of these two pillars. One is custody and the other one is delivery versus payment. So you see how complex this part is, but it's a very good asset, just to put it mildly. And it's a very good asset in terms of diversity. If you see this asset in our basket, it's unique. You will never find a more or a better diversified basket of assets in the market like in this new Company.

Now, sorry, back to your question.

Richard Repetto - Sandler O'Neill & Partners - Analyst

Thank you for that clarification. And then, I guess, could you get a little bit more specific, given that structure, of where it's, I guess, licensed and domicile -- could you go through this [cross] a little more specific where the opportunities are with your customer?

Reto Francioni - Deutsche Boerse AG - CEO

Yes, sure. So, number one, there will be a much broader customer base. Number two, we will be in much more markets. Clearstream is already in 120 markets worldwide, representative. So we can make use out of the enhanced customer base plus the product base we have. So distribution plus. And this is the new part in terms of cross-divisional services and products. What does this mean?

For instance, cross-divisional product is so-called liquidity health; refinancing of bank balance sheets in the money markets. Because the money market didn't work at all in a specific period in time, we all know under the main financial crisis, we built up this kind of liquidity health to help to do the refinancing part with the help of (inaudible) Bank and so on. It worked out very, very well.

And I just named one example out of a lot. Because there are a lot of other opportunities. Now, with this combination we have, we have huge opportunities to create new services, new products, and so on, and to open new markets. And I think one of the parts I have to learn is how the US market is going on in this -- with this respect and how we can leverage Clearstream in this market.

Duncan Niederauer - NYSE Euronext - CEO and Director

And just think, Rich, for example, just with the NYFIX asset, we have probably 700 of the top 800 buy-side institutions around the world, many of whom are not Clearstream customers. And yet a lot of customers who look like them are Clearstream customers.

I think, given that we already have a relationship with those customers, I think there's a very warm call there to make. And we believe we can help Clearstream compete more effectively globally just by the footprint that we've got and the relationships that we've got.

15% to 20% of the Clearstream business already comes from Asia. That explains why Clearstream has a big hub in Singapore and a big part of that Asian business is Chinese. Right? So our sphere of influence and customer base is expanding in China. It sounds like Clearstream's already there. Maybe I'm too optimistic. I just can't believe there's not some real opportunities to exploit there as we try to introduce our network to Clearstream. And we've never had a product like Clearstream to show around.

Now other people who compete with us say, no, no, no that doesn't work. You either have to be in this business or in that business. We just don't agree.

The way I've always operated the businesses I've run is if you can show up at a client, and you can be talking to them about a panoply of things that you can potentially do for them -- you can connect their buy-side organization to the NYFIX network and get them connected to their sell-side partners around the world; you can take their broker-dealer piece and you can put them on the safety network, and you can connect them to all the different products and services we have.

You bring a Clearstream guy in and you talk to their back office about using our ICSD business. Maybe they're also a listed company that you can talk to about a listing. Maybe it's someone who wants to outsource some of their infrastructure to us. Give us those meetings, we'll take our chances, right?

And I like being able to go in there and say, learn something about the customer, find the decision-makers, and then figure out how to find the money in the seams. Because I think at every customer, there's money in the seams. And particularly for a lot of our big banking clients right now, they're going to be making some very tough decisions about their own business models and how they want to manage their own expense bases. And I think we've positioned ourselves to be a very effective service provider, but we've got to deliver the goods over the next few years. We'll find out if we're right.

Reto Francioni - Deutsche Boerse AG - CEO

And a hot combination is derivatives and post-trade. There you can do a lot. And when you take all this into consideration, you have a totally other approach to its customer, especially the big ones. You cover derivatives, you cover post-trade, you cover clearing, you cover -- you can bring all the services in to do under one umbrella, a package of service -- let's say service provider, which is unique.

Richard Repetto - Sandler O'Neill & Partners - Analyst

Okay. Probably have one more. You spoke of this at the Analyst Day. The ETPs in the OTC space, namely the LCH-Clearnet speculation. You sort of acknowledged that.

You also sort of acknowledged that ETPs in the past, that you've learned from ETPs both -- on both sides. So, I guess, any update on that, the speculation other -- any update on the LCH-Clearnet and others, and more reflections over a week or more thought on it?

Duncan Niederauer - NYSE Euronext - CEO and Director

Sure. Look, we acknowledged it hat because I thought the leak out of the LCH Board was pretty specific. And we play it as straight and open as we can. And to sit here and say, no comment, I thought would have been disingenuous. So I think we thought we should talk about it.

So remember just a few facts -- we are -- we, NYSE Euronext, are already a minority shareholder at LCH Clearnet. We and LME collectively own a little less than 20% and the banks own a little more than 80%.

We also have announced that we were planning on migrating away from our long-standing relationship with LCH Clearnet. And the work in the UK was close to being done. That will now just -- we will switch gears and migrate that to Eurex. The derivatives business was on target to -- we were going to go our own way there as well and think about what to do with our equities business.

So that was all moving along. All the merger changed was now we're going to migrate all that to Eurex instead of building our own, as we talked about in the presentation. We were approached by a market, which is, as you guys know, is a consortium owned by the banks, the majority of whom also are the big owners in LCH. And we were asked if we would like to partner with them and be a slightly larger minority holder in a recapitalized LCH. And we made it clear to them from the outset that we're always happy to work with the banks, but we wanted to find out what their expectations were.

It wasn't going to change our mind about moving the derivatives business in the direction of Eurex. And that's clear to everybody. So we view this more as an opportunity to partner with the banks in the OTC space, Rich. And how that goes from here -- I can't speculate about the other alleged proposals. I only know what we've been working on with market. And I can tell you that I don't think anything's imminent.

But I do think we wanted to be very clear in case it confused anybody -- it doesn't change anything about what we're doing in terms of the derivatives migration over to Eurex. That won't change nor will the timetable for that change. Okay? Hopefully, that's clear.

Richard Repetto - Sandler O'Neill & Partners - Analyst

Any update on the name? Will we see that name after the (laughter) --?

Duncan Niederauer - NYSE Euronext - CEO and Director

We almost got through it. So that was the closest we've come to getting through a meeting without someone asking us about the damn name.

So we're -- look, it's a little presumptuous to do too much work on it when you don't even have the votes yet. Right? So I think our view this month is it's all about the shareholders. It's making the rounds. And thank you for putting on a great conference, by the way, as I said to you outside. And the quality of the people we saw today was top-notch. So I think it's to your credit that you get everybody in one place. So, well done.

We're focused on the shareholders and the votes. After July, we will spend some more time trying to filter through the names. Many of you know we asked our employees for suggestions. That was a nice engagement exercise. We had 1,300 --?

Reto Francioni - Deutsche Boerse AG - CEO

(multiple speakers) 1,300.

Duncan Niederauer - NYSE Euronext - CEO and Director

-- 1,300 recommendations from our employees. So we're working our way through (multiple speakers) --

Reto Francioni - Deutsche Boerse AG - CEO

(multiple speakers) And two from our side.

Duncan Niederauer - NYSE Euronext - CEO and Director

And two from our side. We didn't make the cut in the -- we didn't even make the first cut. And so we will probably have something to say about that in the fall. I think we will certainly announce something before the closing, but we're not spending a lot of time on it right now. We don't think it's front and center what we should be working on right now. Much more important to be working on regulation, integration and the vote.

Reto Francioni - Deutsche Boerse AG - CEO

Yes, it was sort of a (multiple speakers) --

Duncan Niederauer - NYSE Euronext - CEO and Director

I promise you'll be among the first to know. How's that?

Richard Repetto - Sandler O'Neill & Partners - Analyst

It was sort of a joke question. With that -- wrapping up here with these two gentlemen, the two leaders of these Exchanges, I think it's been a fantastic two days. To get -- we've had 13 Exchange CEOs, guys that are talking about, literally, writing the landscape of Exchange -- what Global Exchanges look like in the next three to five years.

So, with that, it's a wrap. I thank both Reto and Duncan and the Deutsche Boerse. Their whole teams are here, both CFOs. I ultimately thank you all, because by you coming, allows us to put pressure on the CEOs and the management teams, and get everybody here, including the politicians, including the regulators, to put on a conference like that.

So I will end here. We're open for suggestions for improvements, but I hope you had as good a time as I've had in the last two days seeing these people. And hope you enjoyed the conference. Thank you.